UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-27

METALLURGICAL TESTING YIELDS EXCELLENT GOLD AND SILVER RECOVERIES FOR

HIGH-GRADE CERRO MORO PROPERTY

Vancouver, B.C., November 1, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V: XRC, Frankfurt: EXB - “Exeter” or the “Company”) reports that preliminary metallurgical testwork on a range of high-grade gold/silver mineralization from its Cero Morro project has yielded an average gold recovery of 94.8%.

Exeter contracted SGS Minerals Services in Santiago, Chile, to conduct the testwork using conventional processing on six samples taken from four prospects with head grades varying from 3 grams per tonne (“g/t”) gold to 80 g/t gold. The gold recoveries, which were consistently high to very high, included samples with elevated base metals.

Silver recoveries were variable, but generally high. It is thought that the inclusion of a gravity recovery circuit ahead of leaching will improve the recovery of silver from higher grade samples. The addition of a flotation circuit will also be examined as an alternative mechanism for the recovery of silver and base metals.

Detailed Test Results

Because the preliminary metallurgical tests were carried out on samples that previously had been crushed and ground for assay purposes, the results are viewed primarily as a guide for planning detailed tests, which will start later this year. The simple bottle-roll leach tests were carried out on six ore-grade intercepts, ground to a nominal size of less than 100 microns, and leached for 72 hours.

The results are summarized in the following table:

Intercept	Vein	Gold			Silver			Silver: Gold Ratio
		Head g/t Gold	Recovery %	Tail g/t Gold	Head g/t Silver	Recovery %	Tail g/t Silver
MD 64	Escondida E	21.23	96.0	0.88	1,596	58.7	681	75
MD 82	Escondida E	79.05	99.8	0.20	209	84.3	34	3
MRC 84-1	Escondida W	7.79	98.4	0.13	110	88.7	14	14
MRC 84-2	Escondida W	7.17	94.0	0.45	361	88.0	45	50
MD 76	Esperanza	2.74	87.5	0.35	382	61.4	150	139
MD 66	Carla	8.34	93.5	0.60	288	77.8	65	35

Quality Control and Assurance

Jerry Perkins, a “Qualified Person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this report.

SGS Minerals Services is a member of the worldwide SGS analytical services group and has current ISO 9001:2000, ISO 14001:2004 and ISO 18001:1999 certification for its facilities in Santiago.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

On October 30, 2007 the Company announced that it had acquired 100% of the Cerro Moro Project, one of 12 epithermal gold and silver properties that constitute a strategic agreement with CVSA. Drilling will continue through 2007-2008 at Cerro Moro where our focus is to establish a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company is preparing for a major drilling program on the Caspiche gold porphyry project, located between the Refugio mine (Kinross Mining) and the giant Cerro Casale gold project (Barrick Gold and Kinross Mining). In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company recently filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or R. Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date November 14, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary